FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 1, 2007

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

(Translation of registrant’s name into English)

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Press Release

Amsterdam, 1 November 2007

ABN AMRO EGM confirms appointment of members to Supervisory Board and Managing Board

ABN AMRO announces that the Extraordinary General Meeting of shareholders today confirmed the appointments for the Supervisory and Managing Boards. The EGM also accepted the resignations of David Baron de Rothschild, Marcus Pratini de Moraes, Paulo Scaroni, Lord Sharman of Redlynch and Gerhard Randa from the Supervisory Board and Rijkman Groenink as Chairman of the Managing Board.

Following the appointments, the Supervisory Board will continue to be chaired by Arthur Martinez. The new Supervisory Board members are: Jean-Paul Votron, Chief Executive of Fortis, Sir Fred Goodwin, Chief Executive of RBS, and Juan Inciarte, General Manager of Santander and existing members of the Supervisory Board are: Andre Olijslager, Trude Maas, Rob van den Bergh, Anthony Ruys, Gert-Jan Kramer and Ana Maria Llopis Rivas.

The Managing Board now consists of the following members: Mark Fisher (Chairman),  Karel De Boeck, Wilco Jiskoot, Joost Kuiper, Brian Crowe, Piero Overmars, Paul Dor, Jan Peter Schmittmann, Javier Maldonado, Marta Elorza Trueba, Ron Teerlink, Huibert Boumeester and John Hourican.

Press contact: +31 20 6288900
IR contact: +31 20 6287835

Press Relations Department
Head Office: Gustav Mahlerlaan 10 (HQ 9140), 1082 PP Amsterdam, tel. +31 (0)20 6288900, fax +31 (0)20 6295486
London Office: 250 Bishopsgate, London EC2M 4AA, tel. +44 207 6788244, fax +44 207 6788245

The information contained in this report is incorporated by reference into the registration statements on Form S-8 with Registration Nos. 333-81400, 333-84044, 333-128621, 333-128619, 333-127660 and 333-74703, and the registration statements on Form F-3 with Registration Nos. 333-137691 and 333-104778.

Cautionary statement regarding forward-looking statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO Holding N.V. ("ABN AMRO"). Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward looking statement. Such factors include, without limitation, the outcome of the offers for our business by Barclays PLC ("Barclays") and the consortium of Banco Santander Central Hispano, S.A., Fortis SA/NV and the Royal Bank of Scotland Group plc ("RBS" and collectively, the "Consortium"); the completion of our proposed disposition of LaSalle; the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the US Securities and Exchange Commission (the "SEC"). For more information on these and other factors, please refer to Part I: Item 3.D "Risk Factors" in our Annual Report on Form 20-F filed with the SEC and to any subsequent reports furnished or filed by us with the SEC. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: November 1, 2007	By:	/s/ Dies Donker
		Name:	Dies Donker
		Title:	Head of Investor Relations

	By:	/s/ Petri Hofste
		Name:	Petri Hofste
		Title:	Group Accounting Officer